



WISH YOU WERE HERE?
BE HERE NOW.
Capturing The Palmia Moment



"THIS IS DELICIOUS! WHAT IS IT?"

Dr. David William Epstein, Alcudia Beach, Mallorca, Spain

On a trip to Mallorca and Ibiza, California surgeon David William Epstein was introduced to what the Spanish call CLARA…an exhilarating and tasty combination of beer and lemon.

As he watched handmade batches of the Clara fuel the fun on the beach and in the clubs well into the night, he thought…

"This stuff should be everywhere! I can taste the opportunity."

- Dr. David William Epstein



PALMIA

Our plan to take over the world

Seeking Investment in a SAFE note

- $1.07M - $5M
- 20% Discount to Series A
- $5M Valuation

OUR BRAND



The Palmia name harks back to the origin of the brand, recalling…

- Palma de Mallorca, the capital of Mallorca, in Spain's Balearic Islands
- The palm trees bordering the Alcudia Beach
- The idea that it's "my beer" – "Esta cerveza es (Pal)mia"

OUR BRAND

- We are bringing the unique and refreshing taste of a Spanish "Clara" to the U.S.

- Palmia is the high-end choice for sexy, summertime-anytime fun.

Palmia is where I want to be, right now!

OUR PRODUCT

- Palmia is the the perfectly refreshing drink choice for any occasion.
  - Natural Lemon Flavor
  - 4.2% Alcohol
  - 90 Calories
  - Six packs of 11.2oz bottles


90 CALORIES
90 CALORIES
90 CALORIES
INSPIRED BY SPAIN • BREWED IN THE USA
Palmia
CLARA de ESPAÑA
11.16 FL. OZ. • LEMON INFUSED LIGHT BEER • 90 CALORIES • ALL NATURAL FLAVOR • 4.2% ALC. BY VOL.

OUR PRODUCT

- Palmia is in a category of its own.

  – A Clara - a beer and lemon drink that is popular on the beaches of Spain.
  – A lemon infused light beer.
  – A healthy alternative - a 90 calorie, naturally flavored choice.

OUR PRODUCT

- Palmia is a US-produced beer that delivers unique and refreshing lemon-infused taste with Import/Craft credentials
  - The drink of summer. A refreshing, naturally flavored, low-calorie summer drink for the beach, pool, BBQs, parties and more.
  - A beer that can stand up to Crafts and Imports.
  - A fun, social lubricant for young men and women alike.
  - The sort of upscale, luxury statement often associated with high-end wines and spirits.



OUR TARGETS

- Millennial Men and Women (21-35) ALL 83 MILLION OF THEM!*

  – Social, fun-loving and in-the-know.

  – They know how to have a good time and where the good times are to be had.

  – Health and image conscious.

- Men

  – Whether at a party or a bar, they are pushing the party and the fun.

  – Keenly aware of what brand choices say about them and the impact
   of product choices on the fun (women will not show up for a case of

watered-down beer or pints of heavy craft beer).

- Women

  – Not just looking for a party, but the right party.

  – Carefully reading the signals and cues to make sure they're in the right
   place, at the right time, with the right people.

*US Census, June 2015



CHILL-SEEKING

- Millennials are as luxury conscious as any demographic, but they have a different twist on it.

- Millennial luxury is...
    - more experiential
    - more social
    - more innovative
    - way more relaxed

OUR OPPORTUNITIES

• Women! According to Datamonitor, female drinkers now account for approximately

30% of US beer consumption* – that means more than $30Bn.*

• Growing market segments. Palmia can play across multiple categories…all of which are growing.

– Flavored Beers – Bud Light Lime is now a $300M franchise

– Cocktails – Signature cocktails (spirits, wine and cordial based) have exploded in recent years

– Beach Beer – Corona is the #5 selling beer in the world, and double Heineken's size in the US

– Craft Beer – Lagunitas grew by 70% in 2013, and Craft Beer is now bigger than Budweiser

– Hard Cider – The Cider category is doubling its size every year, driven by big and small brands

– Ready to Drink – Pre-mixed and single serve products (malt, wine and spirits based) continue to hit the market

– Sparkling Wine – Prosecco and Moscato, both imported and domestic, have been on fire

– Health conscious – Michelob Ultra is the fastest growing mainstream domestic beer

*Datamonitor, Market Research April 2005
*Brewers Association, Market Analysis 2015

OUR COMPETITION

Cross-category competition in multiple high volume/high margin sectors

- Who we steal share from…*and how*…
  - Corona, Pacifico – We believe Palmia is not only a more upscale and on-trend choice, its the healthier and better tasting alternative.

    Your vacation in the bottle just got upgraded.
  - Bud Light Lime-A-Rita and other ready to drink beverages (Smirnoff Ice, Mike's Hard Lemonade)

    Not for men and women of style, taste and cool.
  - Flavored Beers - Bud Light Lime – we'll bet they're not drinking that on St. Barts!
  - Michelob Ultra (light domestics and other "healthy choice" options).

    We'll take sexy beach vibes over a sweaty bike ride with Lance Armstrong and his 5 extra

calories, thank you.
  - Craft/Classy Import - I *love* my craft beer, but a 20oz amber ale is not always the look I am going for.
  - High End Flavored Vodkas/Shots - Better economics for men, fewer consequences for women.

    Social drinking is more fun when it can go on for awhile.












BRAND POSITIONING

Palmia. Crafted just for moments like this






PALMIA MOMENTS

Palmia punctuates an experience, an occasion, a moment, and that moment will drive the Palmia brand and communication.
Palmia belongs in these perfect moment environments, in fact it was designed for them. This ties the product to the luxury aspiration and the drinking occasion.

PALMIA COMMUNICATION

Capturing these moments, locations and environments allows Palmia to "own" multiple drinking occasions, speak directly to the in-the-know, hip consumer and provide inspiration and aspiration to younger drinkers looking for ways to trade up.



PALMIA

The Process, The Plan, The Team

Q4 2017 - THE TEST
San Francisco

- We tested the product and packaging in San Francisco in 4Q 2017.
- On and Off premise accounts bought into the concept and Palmia is front and center at various Bay Area hotspots
- The new formulation of Palmia is well-received, and the market is telling us that to be successful, we need to be where "everyone knows the brand and the refreshing taste"
- Early distribution and logistical issues were identified during the test launch. These issues are easily fixed and not at the expense of our future investors.
- Palmia learned that with the right resources, the brand can *sell summer* with the best of them.



2016

Product Perfection and Team Palmia

- 2016 milestones include:

    – Product Refinement and Improvements
    - Finding the "sweet spot", the perfect taste profile
      for millennial men and women.
    - Product modifications to allow for key descriptors – all natural flavor, health
      friendly.

    – Team Palmia

    - Virtual C-suite Secured

    - Sales, Marketing and Operations expertise

    - Extensive Rolodex of Industry Partners

    – Launch preparations

    - Production in place

    - Licensing secured

    - Distribution strategy



2017-2018
Prepare for Roll-out to Select Markets

- For launch, Palmia will focus on high volume, high margin and status conscious markets.

- We'll also build scale via trade and consumer pull.



FALL 2016

2017

Product Refinement and Improvements

Finding the "sweet spot", the perfect taste profile for millennial men and women.

Product modifications to allow for key descriptors – all natural flavor, health-friendly.

Team Palmia
Virtual C-suite Secured

Sales, Marketing and Operations expertise

Extensive Rolodex of Industry Partners

Launch preparations
Production in place
Licensing secured
Distribution strategy

Reformulated Palmia released to key accounts and influencers in select locations.

On Premise Rollout

Distribution Secured in select locations

Palmia hits the red carpet and key influencer events

USE OF PROCEEDS

- Marketing
- Distribution
- Product Development
- Sales Team Growth
- Additional Management
- Regional Account Managers



PALMIA TEAM

We have assembled a group of industry professionals who know how to position, distribute and market premium wine, sprits and beer.



DAVID EPSTEIN

Chairman and President

David came up with the initial vision for Palmia and founded the Company in 2011. Working with other company management, he has been overseeing the implementation of the Palmia brand. He brought the Palmia concept from a beach in Spain to a viable product and an initial launch in San Francisco. David also helped finance a significant portion of Palmia's initial operations and product launch, and his dedication to the brand remains today as he continues to advise the company. David's energy, passion and vision continue to propel Palmia and its product.



ROBERT NATHANSON *CEO*

Robert is a beverages expert and industry consultant, with more than 10 years of experience in the alcoholic beverage space, including his recent role leading GRC Beverages, an acai infused rum company. His expertise in private labeling, brand building, operations and distribution network management give him a dynamic perspective on the business of selling beer, wine and spirits. He has a proven track record of success in long-term market strategies and building high-performance executive teams. Robert has led sophisticated platforms with product and service organizations with large market penetrations. From being a doctor to an entrepreneur, Robert focuses on operational excellence while planning and delivering growth strategies designed to improve market share. Robert also has extensive relationships in the grocery and restaurant/bar spaces as well as with distributors such as Southern Wine & Spirits, Young's Market, Republic National and Hartley & Parker.

BRAD KERN

Advisor — Strategy & Legal

Brad has been practicing law for over 15 years with expertise in large-scale commercial and financial transactions, including complex securities offerings, mergers, acquisitions, investments and other corporate related items. Brad has assisted start-ups as well as Fortune 500 companies with numerous corporate, transactional, compliance and governance related matters. Brad did his undergraduate work at UC Berkeley and obtained his law degree at UCLA School of Law.



26

AND THE REST OF THE TEAM



John McAlister
Technical Consultant

The ability to adapt to different workflows and learn new skills. Web development over ten years ago and the challenge of constant learning is what keeps me passionate about the industry today.





Josh Ridless
Legal Advisor

My practice is based on core areas of expertise: corporate law, mergers and acquisitions, securities law, intellectual property transactions and other related issues.





Jennifer Zanotto
Sales Ambassador (contract)

20 Years in the Beverage industry in all channels: chains, on and off-premise, major distribution and multi-state management. Worked with Fortune 500 companies taking regions to double figure growth.





Johnny Metheny
Sales Ambassador (contract)

Former owner of CA chain of bars and graills called Johnny Love's. One of San Francisco's best known bartenders. Metheny was inducted into The Bartender's Hall of Fame by Bartender's Magazine.





Brad Kern
Advisor

15 years expertise in large-scale commercial and financial transactions, including complex securities offerings and acquisitions. Assisted Fortune 500 companies with compliance related matters.





Michael Neril
Advisor

15 years as a startup advisor, investor, co-founder. Founded Spider Capital, a seed-stage VC firm specializing in tech driven companies that building enterprise cloud and (SaaS) platforms.





Jeff Zeiszler
Advisor

Acquisitions VP at SummerHill Apartment Communities.





Lisa Faer
Advisor

Nurse Practitioner at the California Skin Institute.





Frank Quadro
Advisor

Graphics and Production Designer, Packaging Creative Specialist



Mark Colburn
Advisor

Specializes in the marketing and distribution of beer, cider, spirits and non alcoholic beverages



Christina Vincent
Sales Ambassador

Contract





Jimmy Consos
Business Development Advisor

Strong project background with growth and value add opportunity. Able to build rapport with clients and decision makers while enjoying a successful outcome. Also owns Grubstake Diner in SF.





PALMIA IS
WHERE I WANT
TO BE RIGHT NOW.

5 YEAR FINANCIAL PROJECTIONS.

Palmia Financial projections - IM	Q1	Q2	Year 1 Q3	Q4	Q1	Q2	Year 2 Q3	Q4	Year 3 --	Year 4 --	Year 5 --
REVENUE	$17,442	$24,354	$44,790	$89,631	$241,155	$398,305	$598,152	$1,013,472	$7,361,863.20	$13,251,353.76	$21,202,166.02
Cost of Sales (1)	$10,291	$13,378	$24,943	$51,413	$145,179	$243,941	$372,950	$649,973	$4,494,083	$8,071,279	$12,432,179
GROSS PROFIT	$7,151	$10,976	$19,847	$38,218	$95,976	$154,364	$225,202	$363,499	$2,867,780	$5,180,075	$8,769,987
Operating Expenses											
Total Sales & Marketing	$7,038	$19,348	$27,466	$39,520	$65,137	$90,612	$107,089	$27,349	$290,187	$638,411	$1,276,822.80
Total Headcount	$61,200	$72,000	$99,823	$107,637	$108,770	$125,546	$142,322	$175,875	$351,750	$703,500	$1,407,000
Total G&A	$3,200	$6,945	$7,089	$8,995	$9,166	$9,353	$9,558	$9,781	$38,045	$38,045	$38,045
TOTAL OPERATING EXPENSES	$71,438	$98,293	$134,378	$156,152	$183,073	$225,511	$258,969	$213,005	$679,982	$1,379,956	$2,721,868
NET INCOME	($64,287)	($87,317)	($114,531)	($117,934)	($87,097)	($71,147)	($33,767)	$150,494	$2,187,798	$3,800,118	$6,048,119
Account Reps	2	3	4	4	4	5	6	8	16	32	64
Active Markets	2	3	4	4	8	12	16	20	40	80	160
# of Active Locations	38	65	83	167	442	661	881	1408	2816	5632	11264
Cumulative # of Cases Sold (by qtr)	646	840	1583	3332	9724	16527	25562	45043	334630	602334	963735
Blended Revenue/Case (2)	$27.00	$27.00	$26.50	$25.50	$24.00	$23.50	$23.00	$22.50	$22.00	$22.00	$22.00
Margin analysis (as % of revenue)											
Grosss Margin	41%	41%	41%	39%	38%	37%	37%	36%	39%	39%	41%
Operating Expenses	410%	404%	300%	174%	65%	57%	43%	21%	9%	10%	13%

*Figures in Year 3, Year 4 and Year 5 are projections and can not be guaranteed.

WHEN LIFE GIVES YOU LEMONS...™

Palmia
CLARA de ESPAÑA




INSPIRED BY SPAIN • BREWED IN THE USA
Palmia
CLARA de ESPAÑA